July 28, 2016

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3561

Re:      Concho Resources Inc.

Form 10-K for Fiscal Year Ended December 31, 2015
Response Dated June 30, 2016
File No. 1-33615

Ladies and Gentlemen:

Set forth below are the responses of Concho Resources Inc. (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 21, 2016, with respect to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2015, File No. 1-33615 (the “2015  Form 10-K”).

For your convenience, our response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.  All references to page numbers and captions correspond to the 2015 Form 10-K unless otherwise specified.

Form 10-K for the Fiscal Year Ended December 31, 2015

Properties, page 37

Our Oil and Natural Gas Reserves, page 37

Proved Undeveloped Reserves, page 40

1.         We note the disclosure provided on page F-42 stating “the Company does not have any proved undeveloped reserves which have remained undeveloped for five years or more.” Given the requirements of Rule 4-10(a)(31)(ii) of Regulation S-X, if any of your proved undeveloped reserves will take more than five years to develop since initial disclosure, please refer to question 131.03 in the SEC Compliance and Disclosure Interpretations (C&DIs), issued October 26, 2009 and updated May 16, 2013, and tell us what specific circumstances justify a period longer than five years; otherwise, please remove these undeveloped reserves as proved reserves. You may find the C&DIs on our website at the following address:

http://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm.

Securities and Exchange Commission

July 28, 2016

RESPONSE:

            In response to the Staff’s comment regarding page F-42 of the Company’s 2015 Form 10-K, the Company respectfully notes that all of its recorded proved undeveloped reserves are scheduled to be drilled within five years of initial disclosure.

            The Company proposes to clarify its disclosure in future filings, commencing with the Company’s Annual Report on Form 10-K for the year ending December 31, 2016, to include the below:

All of the Company’s recorded proved undeveloped reserves are scheduled to be drilled within five years of initial disclosure.

            Additionally, for the Staff’s clarification, the Company notes that future development costs subsequent to the year 2020 included in the table on page 41 of the Company’s 2015 Form 10-K relate to completion costs of wells that are scheduled to be drilled within five years of initial disclosure in accordance with the requirements of Rule 4-10(a)(31)(ii) of Regulation S-X.

*          *          *          *          *

In connection with responding to the Staff’s comments, we acknowledge that:

•                     the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                     Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                     the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

Securities and Exchange Commission

July 28, 2016

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact me at (432) 683-7443 (jharper@concho.com).

Very truly yours,

CONCHO RESOURCES INC.

By:      /s/ Jack F. Harper

Name:  Jack F. Harper

Title:    Executive Vice President, Chief Financial Officer and Treasurer

cc:        John Hodgin, Securities and Exchange Commission

W. Matthew Strock, Vinson & Elkins L.L.P.